Exhibit 99.1

ASX/Media Release

Immutep Receives A$ 3.6 Million R&D Tax Incentive from French Government

SYDNEY, AUSTRALIA – 29 May 2020 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep“ or “the Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, is pleased to announce that it has received a €2,173,454 (~ A$3,630,000) research and development (R&D) tax incentive payment in cash from the French Government under its Crédit d’Impôt Recherche scheme (CIR).

The “Crédit d’Impôt Recherche” (CIR), meaning “Research Tax Credit”, is a French government tax incentive by which French companies conducting research and development activities in Europe can be reimbursed 30% of their eligible expenditure.

Immutep qualifies to receive CIR tax incentive through its subsidiary Immutep S.A.S. due to the research and development conducted in its laboratory at Châtenay-Malabry in southwestern Paris.

The funds will be used to support the ongoing and planned global clinical development of eftilagimod alpha and the preclinical development of IMP761.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 protein (LAG-3Ig) based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) referred to as TACTI-002 to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a Phase I clinical trial being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinicaltrials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

This announcement was authorised for release by the Chief Executive Officer of Immutep Limited.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889